RECEIVED
2010 FEB 18 P 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Apollo HOSPITALS
TOUCHING LIVES

22nd January 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302


10015212

SUPPL

Dear Sir,

Sub: Allotment of 1500 Unsecured Foreign Currency Convertible Bonds of Face value of USD 10,000 each aggregating to USD 15 million to International Finance Corporation, Washington

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 11th January 2010, please note that one of the items of the agenda for the Board Meeting scheduled to be held on 28th January 2010 is allotment of 1500 Unsecured Foreign Currency Convertible Bonds of face value of USD 10,000 each aggregating to USD 15 million to International Finance Corporation, Washington.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

2/23

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.



28th January 2010

RECEIVED
2010 FEB 10 P 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Board Decisions - Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited File No. 82-34893

Further to our letter dated 11th January 2010, the Board of Directors at its meeting held on 28th January 2010 has taken the following decisions.

(i) Approved the Unaudited financial results for the quarter/half year ended 31st December 2009 as per annexure enclosed. Copy of the Limited Review Report on the above results submitted by the Statutory Auditors of the Company is also enclosed.

(ii) Approved the appointment of Ms. Shobana Kamineni as an Additional Director and Whole Time Director designated as Executive Director of the Company with effect from 1st February 2010, subject to approval of members.

(iii) Approved the allotment of 1500 Unsecured Foreign Currency Convertible Bonds (FCCB) of face value of USD 10,000 each aggregating to US$ 15,000,000 with an option of convertible into equity shares at a price of Rs.605/- per share.

The Board took on record the ill health of Mr. P. Obul Reddy and consequently his inability to continue as a Director.
Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results for the Quarter ended 31st December 2009

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Nine Months Ended		Year Ended
		Reviewed		Reviewed		Audited
		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009
1	(a)Income from Services	48,087	37,300	134,288	106,690	145,798
	(b) Other Operating Income					
	Total Income (a + b)	**48,087**	**37,300**	**134,288**	**106,690**	**145,798**
2	**Expenditure**					
	(a) Increase/Decrease in Stock in trade					
	(b) Material consumption	25,168	19,824	70,030	56,356	76,865
	(c) Employees Cost	7,450	5,717	20,668	15,760	22,105
	(d) Depreciation	1,410	1,103	3,990	3,145	4,392
	(e) Other expenditure	1,169	1,015	3,311	3,153	4,159
	(f) General Administrative Expenses	5,932	4,813	16,908	13,750	18,774
	(g) Selling and Distribution Expenses	597	394	1,532	1,012	1,883
	Total Expenditure	**41,726**	**32,866**	**116,439**	**93,176**	**128,178**
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	**6,361**	**4,434**	**17,849**	**13,514**	**17,620**
4	Other Income	1,065	750	2,742	1,685	2,237
5	Profit before Interest & Exceptional items (3 + 4)	**7,426**	**5,184**	**20,591**	**15,199**	**19,857**
6	Interest	847	669	2,705	1,735	2,231
7	Profit after Interest but before Exceptional items (5 - 6)	**6,579**	**4,515**	**17,886**	**13,464**	**17,626**
8	Exceptional items					
9	Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)	**6,579**	**4,515**	**17,886**	**13,464**	**17,626**
10	Provision for Taxation					
	Current	2,017	1,078	5,024	3,765	4,798
	Previous					
	Deferred	171	22	585	243	369
	Fringe Benefit tax		60		161	250
11	Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)	**4,391**	**3,355**	**12,277**	**9,295**	**12,209**
12	Extraordinary item		402		402	402
13	Net Profit (+) / Loss (-) for the period (11 - 12)	**4,391**	**2,953**	**12,277**	**8,893**	**11,807**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,178	6,024	6,178	6,024	6,024
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					131,062
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*7.10	*5.57	*19.90	*15.64	20.25
	Diluted	*7.10	*5.43	*19.87	*15.04	19.54
	After Extraordinary Item					
	Basic	*7.10	*4.90	*19.90	*14.96	19.80
	Diluted	*7.10	*4.78	*19.87	*14.39	19.11
17	Total Public Shareholding (##)					
	(a) Number of Shares	36,417,822	36,451,091	36,417,822	36,451,091	36,414,617
	(b) Percentage of Shareholding	58.94	60.51	58.94	60.51	60.45
18	Promoters and Promoter Group Shareholding					
a)	Pledged/Encumbered					
	Number of Shares	13,310,086	NA	13,310,086	NA	10,975,086
	% of shares (as a % of total Shareholding of Promoter and Promoter group)	64.29	NA	64.29	NA	57.36
	% of shares (as a % of total Share capital of the Company)	21.54	NA	21.54	NA	18.22
b)	Non-Encumbered					
	Number of Shares	7,393,951	NA	7,393,951	NA	8,158,199
	% of shares (as a % of total Shareholding of Promoter and Promoter group)	35.71	NA	35.71	NA	42.64
	% of shares (as a % of total Share capital of the Company)	11.97	NA	11.97	NA	13.54

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Director-Finance

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2009

(Rs.in Lakhs)

Particulars	Quarter Ended		Nine Months Ended		Year Ended
	Reviewed		Reviewed		Audited
	31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	34,815	28,750	99,174	83,299	112,380
b) Pharmacy	13,286	8,554	35,137	23,402	33,433
c) Others	1,065	750	2,742	1,685	2,237
SUB - TOTAL	**49,166**	**38,054**	**137,053**	**108,386**	**148,050**
Less : Intersegmental Revenue	14	4	23	11	15
Net Sales / Income from Operations	**49,152**	**38,050**	**137,030**	**108,375**	**148,035**
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	6,810	5,179	19,268	15,066	19,847
b) Pharmacy	(449)	(745)	(1,419)	(1,552)	(2,227)
c) Others	1,065	750	2,742	1,685	2,237
					-
SUB - TOTAL	**7,426**	**5,184**	**20,591**	**15,199**	**19,857**
Less : (i)Interest (Net)	847	669	2,705	1,735	2,231
(ii)Other un-allocable expenditure net of un-allocable income		402		402	402
Profit Before Tax	**6,579**	**4,113**	**17,886**	**13,062**	**17,224**
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	163,838	123,310	163,838	123,310	125,543
b) Pharmacy	17,649	13,014	17,649	13,014	14,967
c) Others	23,274	47,254	23,274	47,254	41,520
TOTAL	**204,761**	**183,578**	**204,761**	**183,578**	**182,030**

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 28th January 2010
Limited Review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st December 2009

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2009	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31st December 2009
Nil	38	38	Nil

3 Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai

Date : 28th January 2010

Dr. Prathap C Reddy
Executive Chairman


For APOLLO HOSPITALS ENTERPRISE LTD.
SUNEETA REDDY
Executive Director-Finance

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES:
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel.: 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel.: 91-422-4367065

Tel.: 91-44-24991147
24994423
24994510
Fax: 91-44-24994510
Grams: BROWNTIC
E-Mail: sviswa1@vsnl.com
Website: www.sviswanathan.com

Review Report to M/s Apollo Hospitals Enterprise Limited

We have reviewed the accompanying statement of unaudited financial results of Apollo Hospitals Enterprise Limited for the period ended 31st December 2009. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors/ committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and an analytical procedure applied to financial data and thus provides less assurance that an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **M/s. S. Viswanathan**
Chartered Accountants




VISWANATHAN
CHENNAI
600 004
CHARTERED ACCOUNTANTS

V C Krishnan
Partner
Membership No: 022167

Place: Chennai
Date: 28th January 2010


Apollo
HOSPITALS
TOUCHING LIVES

RECEIVED
2010 FEB 18 P 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AHEL / SEC / SHARES / 2010

13th January, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 31st December 2009.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st December 2009.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

(I)(a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP

Quarter Ended : 31-Dec-2009

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)* 100
(A)	**Shareholding of Promoter and Promoter Group[2]**							
1	**Indian**							
(a)	Individuals/ Hindu Undivided Family	32	11,772,657	10,066,384	20.61	19.05	5,732,786	48.70
(b)	Central Government/ State Government(s)				0.00	0.00		
(c)	Bodies Corporate	4	8,931,380	8,915,780	15.64	14.46	7,577,300	84.84
(d)	Financial Institutions/ Banks				0.00	0.00		
(e)	Any Others(Specify)				0.00	0.00		
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	**36**	**20,704,037**	**18,982,164**	**36.25**	**33.51**	**13,310,086**	**64.29**
2	**Foreign**							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00		
b	Bodies Corporate				0.00	0.00		
c	Institutions				0.00	0.00		
d	Any Others(Specify)				0.00	0.00		
d-i					0.00	0.00		
d-ii					0.00	0.00		
	Sub Total(A)(2)	0	0	0	0.00	0.00	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	36	20,704,037	18,982,164	36.25	33.51	13,310,086	64.29

Category code (I)	Category of Shareholder (II)	Number of Shareholders (III)	Total number of shares (IV)	Number of shares held in dematerialized form (V)	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1] (VI)	As a percentage of (A+B+C) (VII)	Number of shares (VIII)	As a percentage (IX)=(VIII)/(IV)* 100
(B)	**Public shareholding**						NA	NA
1	**Institutions**						NA	NA
(a)	Mutual Funds/ UTI	10	234,339	233,339	0.41	0.38		
(b)	Financial Institutions / Banks	10	4,768	2,820	0.01	0.01		
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.28	0.26		
(d)	Venture Capital Funds				0.00	0.00		
(e)	Insurance Companies	5	1,744,892	1,744,892	3.05	2.82		
(f)	Foreign Institutional Investors	66	14,873,048	14,873,048	26.04	24.07		
(g)	Foreign Venture Capital Investors				0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
	Sub-Total (B)(1)	**92**	**17,018,901**	**17,015,953**	**29.79**	**27.55**		
B 2	**Non-institutions**						NA	NA
(a)	Bodies Corporate	560	776,614	756,937	1.36	1.26		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,000	3,881,935	2,144,216	6.80	6.28		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	12	196,734	126,409	0:34	0.32		
(c)	Any Other (specify)							
(c-i)	Trusts	16	58,889	34	0.10	0.10		
(c-ii)	Directors & their Relatives	9	56,103	56,053	0.10	0.09		
(c-iii)	Non Resident Indians	966	1,022,098	193,379	1.79	1.65		
(c-iv)	Overseas Corporate Bodies	2	94,771	79,339	0.17	0.15		
(c-v)	Clearing Member	136	55,209	55,209	0.10	0.09		
(c-vi)	Hindu Undivided Familes	267	67,349	67,349	0.12	0.11		
(c-vii)	Foreign Corporate Bodies	4	13,189,219	13,189,219	23.09	21.35		
	Sub-Total (B)(2)	**27,972**	**19,398,921**	**16,668,144**	**33.96**	**31.40**		
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	28,064	36,417,822	33,684,097	63.75	58.94	NA	NA
	TOTAL (A)+(B)	28,100	57,121,859	52,666,261	100	92.45		

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)* 100
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,663,000	4,663,000	NA	7.55	NA	NA
	GRAND TOTAL (A)+(B)+(C)	28,101	61,784,859	57,329,261	NA	100		

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2009

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI)=(V)/(III)*100	(VII)
1	Dr. Prathap C Reddy	1,579,650	2.56	0	0.00	0.00
2	Ms. Sucharitha P Reddy	1,370,839	2.22	271,700	19.82	0.44
3	Ms. Preetha Reddy	1,683,270	2.72	1,680,000	99.81	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43	1,497,000	99.75	2.42
5	Ms. Shobana Khamineni	1,094,976	1.77	1,079,086	98.55	1.75
6	Ms. Sangita Reddy	2,486,254	4.02	930,000	37.41	1.51
7	Mr. Karthik Anand	110,300	0.18	0	0.00	0.00
8	Mr. Harshad Reddy	105,100	0.17	0	0.00	0.00
9	Ms. Sindhoori Reddy	258,300	0.42	245,000	94.85	0.40
10	Mr. Adithya Reddy	105,100	0.17	30,000	28.54	0.05
11	Ms. Upsana Kamineni	133,638	0.22	0	0.00	0.00
12	Mr. Puvansh Kamineni	106,100	0.17	0	0.00	0.00
13	Ms. Anushpala Kamineni	129,587	0.21	0	0.00	0.00
14	Mr. Anandith Reddy	115,100	0.19	0	0.00	0.00
15	Mr. Viswajith Reddy	111,150	0.18	0	0.00	0.00
16	Mr. Viraj Madhavan Reddy	84,112	0.14	0	0.00	0.00
17	Mr. P Obul Reddy	9,000	0.01	0	0.00	0.00
18	Mr. P Vijayakumar Reddy	666	0.00	0	0.00	0.00
19	Mr. Vishweswar Reddy	788,710	1.28	0	0.00	0.00
20	Mr. Anil Khamineni	10	0.00	0	0.00	0.00
21	PCR Investments Ltd	8,910,180	14.42	7,577,300	85.04	12.26
22	Obul Reddy Investments Ltd	5,600	0.01	0	0.00	0.00
23	Apollo Health Association	15,600	0.03	0	0.00	0.00
	TOTAL	20,704,037	33.51	13,310,086	64.29	21.54

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2009

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.41
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	8.90
3	CLSA (Mauritius) Limited	4,275,000	6.92
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.31
5	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,[illegible]73,944	2.39
6	Emerging Markets Growth Fund Inc	1,222,966	1.98
7	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.94
8	LIC of India Money Plus	1,030,358	1.67
9	International Finance Corporation	642,000	1.04
	TOTAL	**24,437,007**	**39.55**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2009

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	Promoter	1,549,157	2.51
2	Ms. Sangita Reddy	Promoter	1,550,000	2.51
	TOTAL		3,099,157	5.02

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2009

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,663,000	4,663,000	7.55
	TOTAL	4,663,000	4,663,000	7.55

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2009

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,663,000	4,663,000	7.55
	TOTAL		**4,663,000**	**7.55**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **31st December 2009**

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2009-2010
(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2009-2010
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be complied in the Annual Report 2009-2010
VI Report on Corporate Governance	**49 VI**	Yes	shall be complied in the Annual Report 2009-2010
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Compliance Officer


Apollo
HOSPITALS
TOUCHING LIVES

RECEIVED
2010 FEB 18 P 9:25
OF INTERNATIONAL CORPORATE FINANCE

28th January 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Disclosure of shares revoked by Promoters/Promoter Group

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed disclosure in terms of Regulation 8A (4) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of shares revoked by the promoters/promoter group.

The disclosure is based on information received from the promoters/promoter group in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 which is also enclosed.

Please take on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Reporting Format U/R 8A(4) to be filed by the Company to Stock Exchange

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to stock exchange (s) in terms of Regulations 8A(4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997)

This report is required to be filed by the Company every time when the aggregate quantity of shares pledged by the promoter/ every person forming part of promoter group exceeds the limits specified in Regulation 8A(4) during a quarter

Date of Reporting	28th January 2010
Name of the Company	Apollo Hospitals Enterprise Limited
Total No. of outstanding shares of the Company	61,784,859 Equity Shares of Rs.10/- each

Name of the Entity	(A) Details of Transaction(s)		(B) Aggregate details after the transaction(s)			
				Information on pledge		
	Date of Transaction	No. of shares Pledged	Total No. of shares held by the entity in the company	Total No.of Shares Pledged	% of total shares pledged to total no.of shares held by the entity in the company	% of shares pledged to total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI) = (V) / (IV)	(VII)
Ms. Sucharitha Reddy	12-Jan-2010	-1,200,000	1,370,839	150,000	10.94%	0.24%
PCR Investments Limited	12-Jan-2010	-280,000	8,910,180	7,419,000	83.26%	12.01%

NB : Negative sign denotes revocation of pledged shares

Notes :

1) "Entity" means " Promoter or every person forming part of the Promoter Group"

2) Details under (A) shall include chronological details of all individual transaction(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A(4) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

3) Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Place : Chennai

Date : 28th January 2010

Suneeta Reddy

20 January 2010

Mr. S K Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprise Limited
Third Floor, Ali Towers
No.55, Greams Road
Chennai 600 006

Dear Sir,

Sub: Disclosure of Release of Pledged Shares by Promoters / Promoter Group

Please find enclosed disclosure in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of release of pledged shares by the promoters/ promoter group.

Please take on record

Thanking you

Yours faithfully
For and on my behalf &other Promoters
forming part of Promoter Group



Suneeta Reddy
Promoter

No.5, Subbarao Avenue Second Street, Nungambakkam, Chennai - 600 006. ✆ : 91 - 44 - 28292832

ANNEXURE - A

REPORTING FORMAT U/R 8A(1), 8A(3) TO BE FILED BY THE PROMOTER / PROMOTER GROUP TO THE COMPANY

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group, to the company in terms of Regulation 8A(1), 8A(2) and 8A(3) of SEBI (Substantial Acquisition of Shares and Takeovers Regulations, 1997)

Name of the Reporting entity	**Mrs. Suneeta Reddy**
Whether belonging to Promoter / Promoter Group	Promoter Yes / ~~No~~ (strike out which is not applicable) Promoter Group Yes / ~~No~~ (strike out which is not applicable)
Date of Reporting	20th Day of January 2010
Name of the Company	Apollo Hospitals Enterprise Limited
Total no. of outstanding shares of the company	61,784,859

Pre-transaction Details		Transaction Details			Post-transaction Details		% of the shares pledged, to the total no. of shares held in the company by the reporting	% of the shares pledged to the total no. of outstanding shares of the company
Total no. of shares hled in the Company by the reporting entity (I)	total no. of shares pledged by the reporting entity (II)	Date of the transaction (III)	Nature of the transaction: Pledge (P); Revoke ®; Invoke(I) (IV)	No. of shares pledged / revoked/ invoked (V)	Total no. of shares held in the Company by the reporting entity (VI)	total no. of shares pledged by the reporting entity (VII)	(VIII)	(IX)
20,704,037	**14,510,086**	**12.01.10**	**Revoke**	**1,480,000** **(As per Annexure - 1)**	**20,704,037**	**13,030,086**	**62.94%**	**21.09%**

FOR AND ON MY BEHALF & OTHER PROMOTERS FORMING PART OF PROMOTER GROUP



SUNEETA REDDY
PROMOTER

Annexure - 1

Name of the Entity	Details of Transaction		Total no. of shares held by the entity in the Company
	Date of Transaction	No. of shares Released	
Mrs. Sucharitha Reddy	12.01.10	1,200,000	1,370,839
M/s. PCR Investments Ltd	12.01.10	280,000	8,910,180
Total		**1,480,000**	**10,281,019**



Apollo HOSPITALS
TOUCHING LIVES

30th January 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Unaudited Financial Results for the quarter/
nine months ended 31st December 2009

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 28th January 2010, we have published the Unaudited financial results of the Company for the quarter/nine months ended 31st December 2009 in "The Economic Times" on 30th January 2010 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

The Economic Times on 30th January 2010 Saturday

Apollo Hospitals Enterprise Limited


Apollo
HOSPITALS
TOUCHING LIVES

Regd. Office : No.19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Unaudited Financial Results for the Quarter ended 31st December 2009

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended		Nine Months Ended		Year Ended
		Reviewed		Reviewed		Audited
		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009
1	(a) Income from Services	48,087	37,300	134,288	106,690	145,798
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a+b)	**48,087**	**37,300**	**134,288**	**106,690**	**145,798**
2	**Expenditure**					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	25,168	19,824	70,030	56,356	76,865
	(c) Employees Cost	7,450	5,717	20,668	15,760	22,105
	(d) Depreciation	1,410	1,103	3,990	3,145	4,392
	(e) Other expenditure *	1,169	1,015	3,311	3,153	4,159
	(f) General Administrative Expenses	5,932	4,813	16,908	13,750	18,774
	(g) Selling and Distribution Expenses	597	394	1,532	1,012	1,883
	Total Expenditure	**41,726**	**32,866**	**116,439**	**93,176**	**128,178**
3	Profit from Operations before Other Income, Interest & Exceptional items (1-2)	**6,361**	**4,434**	**17,849**	**13,514**	**17,620**
4	Other Income	1,065	750	2,742	1,685	2,237
5	Profit before Interest & Exceptional items (3+4)	**7,426**	**5,184**	**20,591**	**15,199**	**19,857**
6	Interest	847	669	2,705	1,735	2,231
7	**Profit after Interest but before Exceptional items (5-6)**	**6,579**	**4,515**	**17,886**	**13,464**	**17,626**
8	Exceptional items	-	-	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7+8)**	**6,579**	**4,515**	**17,886**	**13,464**	**17,626**
10	Provision for Taxation					
	Current	2,017	1,078	5,024	3,765	4,798
	Previous	-	-	-	-	-
	Deferred	171	22	585	243	369
	Fringe Benefit tax	-	60	-	161	250
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9-10)**	**4,391**	**3,355**	**12,277**	**9,295**	**12,209**
12	Extraordinary Item	-	402	-	402	402
13	**Net Profit (+) / Loss (-) for the period (11-12)**	**4,391**	**2,953**	**12,277**	**8,893**	**11,807**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,178	6,024	6,178	6,024	6,024
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	-	-	131,062
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary item					
	Basic	*7.10	*5.57	*19.90	*15.64	20.25
	Diluted	*7.10	*5.43	*19.87	*15.04	19.54
	After Extraordinary item					
	Basic	*7.10	*4.90	*19.90	*14.96	19.80
	Diluted	*7.10	*4.78	*19.87	*14.39	19.11
17	Total Public Shareholding (##)					
	(a) Number of Shares	36,417,822	36,451,091	36,417,822	36,451,091	[illegible]414,517
	(b) Percentage of Shareholding	58.94	60.51	58.94	60.51	60.45
18	Promoters & Promoter Group Shareholding					
	(a) Pledged / Encumbered					
	Number of Shares	13,310,086	NA	13,310,086	NA	10,975,086
	% of Shares (as a % of total Share holding of Promoter & Promoter Group)	64.29	NA	64.29	NA	57.36
	% of Shares (as a % of total Share Capital of the Company)	21.54	NA	21.54	NA	18.22
	(b) Non - Encumbered					
	Number of Shares	7,393,951	NA	7,393,951	NA	8,158,199
	% of Shares (as a % of total Share holding of Promoter & Promoter Group)	35.71	NA	35.71	NA	42.64
	% of Shares (as a % of total Share Capital of the Company)	11.97	NA	11.97	NA	13.54

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2009

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended		Nine Months Ended		Year Ended
		Reviewed		Reviewed		Audited
		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009
1.	**Segment Revenue (Net Sales / Income from each segment)**					
	a) Healthcare Services	34,815	28,750	99,174	83,299	[illegible]
	b) Pharmacy	13,286	8,554	35,137	23,402	[illegible]
	c) Others	1,065	750	2,742	1,685	[illegible]
	SUB - TOTAL	49,166	38,054	137,053	108,386	148,050
	Less : Intersegmental Revenue	14	4	23	11	15
	Net Sales / Income from Operations	**49,152**	**38,050**	**137,030**	**108,375**	**148,035**
2.	**Segment Results (profit (+) / loss (-) before Tax & Interest from each segment)**					
	a) Healthcare Services	6,810	5,179	19,268	15,066	19,847
	b) Pharmacy	(449)	(745)	(1,419)	(1,552)	(2,227)
	c) Others	1,065	750	2,742	1,685	[illegible]
	SUB - TOTAL	7,426	5,184	20,591	15,199	19,857
	Less : (i) Interest (Net)	847	569	2,705	1,735	2,231
	(ii) Other un-allocable expenditure net of un-allocable income	-	402	-	402	[illegible]
	Profit Before Tax	**8,579**	**4,113**	**17,886**	13,062	**17,224**
3.	**Capital Employed** (Segment Assets-Segment Liabilities)					
	a) Healthcare Services	163,838	123,310	163,838	123,310	125,543
	b) Pharmacy	17,649	13,014	17,649	13,014	14,967
	c) Others	23,274	47,254	23,274	47,254	41,520
	TOTAL	204,761	183,578	204,761	183,578	182,030

Healthcare Services - ROCE	16.6%	16.8%	15.6%	16.2%	15.8%

Notes :

1) The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 28th January 2010.
Limited review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors.

2) Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st December 2009

No. of Complaints (Nature of Complaints : Non receipt of Share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2009	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 31st December 2009
Nil	38	38	Nil

3) Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.

Place : Chennai
Date : 28th January 2010

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN


Apollo
HOSPITALS
TOUCHING LIVES

RECEIVED
2010 FEB 18 P 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AHEL / SEC / SHARES / 2010

13th January, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 31st December 2009 duly certified by Mrs. Lakshmi Subramanian, Practising Company Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

January 8, 2010

To,

All the Listed Stock Exchanges

Dear Sir.

Sub: Secretarial Audit Report for the quarter ended 31st December 2009
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st December 2009.

Thanking You,

Yours faithfully,

For M/s. **Lakshmmi Subramanian & Associates**



Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT	
1 For Quarter Ended	**31st December 2009**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,17,84,859	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,17,84,859	
National Stock Exchange Ltd	6,17,84,859	
12 Held in dematerialized form in CDSL	50,06,742	8.10%
13 Held in dematerialized form in NSDL	5,23,22,519	84.69%
14 Physical	44,55,598	7.21%
15 Total No. of shares (12+13+14)	6,17,84,859	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	




LAKSHMMI SUBRAMANIAN & ASSOCIATES
PCS
CHENNAI

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---	Nil	--			

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback. Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 20 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

------------- Nil-----------------------


SUBRAMANIAN &
ASSOCIATES
LAKSHMMI
PCS
CHENNAI

LAKSHMMI SUBRAMANIAN. B.Com., F.C.S
CP No. 1087